Exhibit 99.1

Draganfly Demonstrates Integrated Tactical Strike System at Invite-Only Pentagon Event

Washington, D.C., August 5, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A), an award-winning, industry-leading developer of drone solutions and systems, proudly participated at the Pentagon’s Low-Cost Uncrewed Combat Attack Systems (“LUCAS”) at a recent invite-only event. Selected by MMS Products, Inc. (“MMS”), the developer of the Mjolnir Modular Munition System (“Mjolnir”), Draganfly’s UAV platforms were showcased with integrated kinetic payload capabilities, demonstrating the future of low-cost, scalable, autonomous lethality for modern conflict.

This milestone builds on the Company’s 2024 collaboration with MMS’ Mjolnir, in which Draganfly was chosen to develop a tactical multi-drop payload system. The Pentagon event provided a national-stage venue for demonstrating this integrated solution to senior U.S. Department of Defense officials and allied partners from across the global defense enterprise.

Demonstrating Next-Generation Tactical Integration

Draganfly’s Group I UAS platforms demonstrated the deployment of the Mjolnir warhead, a lightweight, modular, drone-agnostic munition engineered for ISR-to-strike fusion, precision effects, and contested-environment survivability. The platform’s performance highlighted Draganfly’s technical leadership in secure autonomous flight systems and modular payload integration.

“Being invited to demonstrate our integrated solution with MMS at the Pentagon event is a major validation of the work we’re doing in tactical UAV innovation,” said Cameron Chell, CEO of Draganfly. “This collaboration illustrates our commitment to mission-ready technologies that enhance operational effectiveness and warfighter survivability.”

Operational Impact and Strategic Relevance

Draganfly’s inclusion at LUCAS signals a growing demand for interoperable, field-adaptable systems across homeland security and defense domains. The integration of MMS’s Mjolnir, capable of supporting fragmentation, EFP, and anti-armor effects, into Draganfly’s platform represents a scalable solution for rapid response and complex tactical operations.

Notably, Mjolnir recently made history as the first live munition dropped by a U.S. Marine Corps VTOL platform, marking a turning point in the adoption of modular munitions across DoD uncrewed systems.

As global conflicts evolve, the need for agile, low-cost, and rapidly deployable technologies continues to intensify. Through partnerships like this, Draganfly and MMS are advancing the next generation of kinetic autonomy in defense.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

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About MMS Products, Inc.

MMS Products, Inc. is a U.S.-based designer and manufacturer of modular munition systems. The company’s flagship solution, the Mjolnir, delivers scalable, selective lethality across Group I–III platforms using additive manufacturing, user-supplied energetics, and rapid configuration options, all informed by battlefield experience in Ukraine and Israel.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, the statements with respect to Draganfly’s technology and products to be integrated with Mjolnir, ability of the Company’s technology and products to be used defense and any inference that attending the LUCAS event will lead to orders for the Company’s technology and products. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.